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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                              TIPPERARY CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $.02 PAR VALUE
                         (Title of Class of Securities)

                                    888002300
                                 (CUSIP Number)

                                  ALAN B. ROTH
                         WILDMAN, HARROLD, ALLEN & DIXON
                        225 WEST WACKER DRIVE, SUITE 2800
                          CHICAGO, ILLINOIS 60606-1229
                                 (312) 201-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 22, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                                              PAGE 1 OF 6 PAGES
CUSIP NO. 888002300

                                  SCHEDULE 13D

1.  NAMES OF REPORTING PERSONS/I.R.S.IDENTIFICATION NO.         Slough Estates USA Inc.
    OF ABOVE PERSON
    (ENTITIES ONLY)                                                          36-2906577

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                           (a) [  ]
    (SEE INSTRUCTIONS)                                                         (b) [  ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS  (SEE INSTRUCTIONS)                                              WC

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)                                                 [  ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                       Delaware

NUMBER OF           7.  SOLE VOTING POWER                                    13,228,034
SHARES
BENEFICIALLY        8.  SHARED VOTING POWER                                           0
OWNED BY
EACH                9.  SOLE DISPOSITIVE POWER                               13,228,034
REPORTING
PERSON WITH:        10. SHARED DISPOSITIVE POWER                                      0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON             13,228,034

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES              [  ]
    (SEE INSTRUCTIONS)

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                            54.1%

14. TYPE OF REPORTING PERSON*                                                        CO



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                                                               PAGE 2 OF 6 PAGES


                                                   SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the shares of common stock, par value $.02 per share (the "Common Stock"), of Tipperary Corporation, a Texas corporation (the "Company") whose principal executive office is located at 633 Seventeenth Street, Suite 1550, Denver, Colorado 80202.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) The person filing this Schedule 13D is Slough Estates USA Inc. ("Slough Estates USA").

         (b) Slough Estates USA's business address is 33 West Monroe Street, Suite 2000, Chicago, Illinois 60603.

         (c) The principal business of Slough Estates USA is real estate investment.

         (d) Slough Estates USA has not, during the last five years, been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

         (e) Slough Estates USA has not, during the last five years, been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

         (f) Slough Estates USA is a corporation organized under the laws of the state of Delaware.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to the Certificate of Ownership and Merger filed with the Delaware Secretary of State on October 30, 1997, SDK Incorporated, a wholly-owned subsidiary of Slough Parks Incorporated and the owner of 1,781,406 shares of the Company's Common Stock (including 216,571 shares held as collateral for a loan), was merged with and into Slough Parks Incorporated. There was no cash consideration involved in the acquisition. (On February 25, 1998, Slough Parks Incorporated filed a Certificate of Amendment with the Delaware Secretary of State changing its name to "Slough Estates USA Inc.")

         Pursuant to the Certificate of Ownership and Merger filed with the Delaware Secretary of State on December 17, 1999, Texland Oil, Inc., a wholly-owned subsidiary of Slough Estates USA and the owner of 3,117,514 shares of the Company's Common Stock, was merged with and into Slough Estates USA. There was no cash consideration involved in the acquisition.

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                                                               PAGE 3 OF 6 PAGES

         On December 22, 1998, Slough Estates USA purchased 2,000,000 shares of Common Stock of the Company for an aggregate purchase price of $4,000,000, or $2.00 per share. This purchase was part of an overall debt and equity financing of $11,700,000 provided by Slough Estates USA to the Company. The shares of Common Stock were issued to Slough Estates USA at a premium over the market value on the date of closing. Of the $4,000,000 received by the Company, $2,375,000 was received as proceeds from the issuance of common stock and the premium of $1,625,000 was recorded as proceeds received from the sale of assets acquired by Slough Estates USA in the transaction. In connection with this transaction, the Company also issued to Slough Estates USA a warrant to purchase up to 500,000 shares of the Company's common stock at $3.00 per share, exercisable during a five-year period beginning in December 2000 and ending in December 2005. In addition, the Company issued Slough Estates USA ten percent of the common stock of Tipperary Oil & Gas (Australia) Pty Ltd., a wholly-owned subsidiary of the Company. The portion of the premium assigned to the warrant and to the common stock of the subsidiary was $310,000 and $610,000, respectively. Slough Estates USA paid for the purchase of the 2,000,000 shares of Common Stock out of its working capital.

         On December 23, 1999, Slough Estates USA purchased 6,329,114 shares of the Company's 1999 Series A Convertible Cumulative Preferred Stock for $10,000,000, or $1.58 per share. (The $10 million purchase price included $500,000 advanced as a loan from Slough Estates USA to the Company on October 28, 1999.) At the closing, Slough Estates USA converted 2,900,000 shares of the Series A Convertible Cumulative Preferred Stock into 2,900,000 shares of common stock. Effective February 29, 2000, Slough Estates USA converted the remaining shares of preferred stock into 3,429,114 shares of common stock. In connection with this transaction, the Company also issued Slough Estates USA warrants to purchase 1,200,000 shares of common stock at an exercise price of $2.00 per share. The warrants may be exercised during an eight-year period beginning December 23, 2001 and ending December 23, 2009. Slough Estates USA paid for the purchase of the 6,329,114 shares of convertible preferred stock out of its working capital.


ITEM 4.  PURPOSE OF TRANSACTION.

         The purchases of the shares reported in this Schedule 13D were made for the purpose of making an investment in the Company. Consistent with such purpose, Slough Estates USA has had and expects to continue to have discussions with management of the Company concerning the Company and its investment in the Company. Slough Estates USA may also engage in such discussions with other shareholders of the Company.

         Slough Estates USA may, in the future, purchase additional shares of the Common Stock or other securities of the Company depending on the price of the shares and circumstances at the time such acquisitions, if any, are made. Alternatively, Slough Estates USA may at any time determine to realize on its investment in the shares of Common Stock through the sale of all or some of the shares.

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                                                               PAGE 4 OF 6 PAGES

         Slough Estates USA owns approximately 54.1% of the Company's outstanding shares of Common Stock. As a result, Slough Estates USA will be in a position to control all matters affecting the Company, including the composition of the board of directors, and to determine the outcome of all corporate actions requiring stockholder approval.

         Except as set forth herein, Slough Estates USA has no present plans or proposals that would result in or relate to (a) an extraordinary corporate transaction involving the Company or any or its subsidiaries; (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (c) a change in the present board of directors or management of the Company; (d) a material change in present capitalization or dividend policy of the Company; (e) any other material change in the Company's business or corporate structure; (f) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which might impede the acquisition or control of the Company by any person; (g) causing securities of the Company to be delisted from a national security exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (h) causing securities of the Company to be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or
(f) any other similar action.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Company's Form 10-QSB for the quarter ended June 30, 2000, disclosed that 24,463,587 shares of the Common Stock were outstanding on August 14, 2000. Slough Estates USA is the beneficial owner of 13,228,034 shares of Common Stock, representing approximately 54.1% of the outstanding shares of Common stock.

         (b) Slough Estates USA has the sole power to vote or direct the disposition of 13,228,034 shares of Common Stock.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Slough Estates USA is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or pledge or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over such securities.


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                                                               PAGE 5 OF 6 PAGES

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1         Certificate of Ownership and Merger of SDK
                           Incorporated Into Slough Parks Incorporated, as filed with the Delaware Secretary of State on October 30,
                           1997.

         Exhibit 2         Certificate of Ownership and Merger of Texland Oil,
                           Inc. Into Slough Estates USA, Inc., as filed with the
                           Delaware Secretary of State on December 17, 1999.

         Exhibit 3 Warrant to Purchase the Registrant's common stock dated December 22, 1998, issued to Slough Estates USA
                           Inc., filed as Exhibit 10.58 to Form 10-Q for the quarterly period ended December 31, 1998 and incorporated herein by reference.

         Exhibit 4 Subscription Agreement to purchase Registrant's common stock dated December 22, 1998, between the Registrant and Slough Estates USA Inc., filed as
                           Exhibit 10.59 to Form 10-Q for period ended December
                           31, 1998 and incorporated herein by reference.

         Exhibit 5 Warrant to Purchase the Registrant's common stock dated December 23, 1999, issued to Slough Estates USA
                           Inc., filed as Exhibit 10.60 to Form 10-Q for the quarterly period ended December 31, 1999 and incorporated herein by reference.

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                                                               PAGE 6 OF 6 PAGES


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  October 18, 2000



Slough Estates USA Inc.



/s/ Randall W. Rohner
----------------------------
Randall W. Rohner, Secretary